Exhibit 4.13

Description of the Registrant’s Securities Registered Pursuant
to Section 12 of the Securities Exchange Act of 1934

Sigma Labs, Inc. (“Sigma,” “we,” “our,” and “us”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) our common stock, par value $0.001 per share (the “common stock”), and (2) warrants to purchase common stock at an exercise price of $40.00 per share (the “Public Warrants”).

The following description of our common stock, and preferred stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to (1) our Amended and Restated Articles of Incorporation filed as an Exhibit to our Form 10-K, (2) our Certificate of Correction to Amended and Restated Articles of Incorporation filed as an Exhibit to our Current Report on Form 8-K on June 1, 2011, (3) our Amended and Restated Bylaws filed as an Exhibit to our Form 10-K, (4) Certificate of Designations of Rights Preferences and Privileges of our Series D Convertible Preferred Stock filed as an Exhibit to our Current Report on Form 8-K filed January 30, 2020, and (5) Certificate of Designations of Rights Preferences and Privileges of our Series E Convertible Preferred Stock filed as an Exhibit to our Current Report on Form 8-K on January 30, 2020, each of which is filed as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.13 is a part. We encourage you to read the Articles of Incorporation, the Bylaws, and the Certificates of Designations, as well as the applicable provisions of the Nevada Revised Statutes (the “NRS”), for additional information.

Authorized Capital Stock

We are presently authorized to issue 12,000,000 shares of common stock, $0.001 par value per share, of which ,970,303 shares were outstanding as of March 24, 2021. We are presently authorized to issue 10,000,000 shares of $0.001 par value preferred stock, of which 1,610,000 shares have been designated “Series A Preferred Stock,” 1,000 shares have been designated “Series B Convertible Preferred Stock,” 1,500 shares have been designated “Series C Convertible Preferred Stock,” 7,796 shares have been designated as “Series D Convertible Stock” and 500 shares have been designated as “Series E Convertible Stock.” As of the date of this Form 10-K, we had no shares of Series A Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Stock issued and outstanding, 132 shares of Series D Convertible Preferred Stock issued and outstanding and 333 shares of Series E Convertible Preferred Stock issued and outstanding.

Common Stock

We have one class of common stock. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders and do not have cumulative voting rights in the election of directors. Holders of shares of common stock are entitled to receive on a pro rata basis such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available for that use, subject to any preferential dividend rights of outstanding preferred stock. They are also entitled to share on a pro rata basis in any distribution to our common stockholders upon our liquidation, dissolution or winding up, subject to the prior rights of any outstanding preferred stock. Common stockholders do not have preemptive rights to subscribe to any additional stock issuances by us, and they do not have the right to require the redemption of their shares or the conversion of their shares into any other class of our stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future.

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Public Warrants

The Public Warrants are exercisable at an exercise price of $40.00 per share, subject to certain adjustments. The Public Warrants expire on February 21, 2022. Each Public Warrant will have a cashless exercise right in the event that shares of common stock underlying such Warrants are not covered by an effective registration statement. As of December 31, 2020, we had 162,150 Public Warrants outstanding.

Preferred Stock

Under our articles of incorporation, our board of directors has the authority, without further action by stockholders, to designate one or more series of preferred stock and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be preferential to or greater than the rights of the common stock.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

In connection with our underwritten public offering of equity securities on February 21, 2017, we created a series of Preferred Stock called “Series A Preferred Stock.” None of such shares were issued in such offering. In our April 6, 2018 private placement, we issued 1,000 shares of Series B Preferred Stock (“Series B Preferred”), which were convertible into 100,000 shares of common stock. All shares of our Series B Preferred have been converted and 50,000 shares of common stock issued upon conversion of such shares are currently beneficially owned by an affiliate of a selling stockholder. In our June 26, 2018 public offering of equity securities, we issued 350 shares of Series C Preferred Stock which were initially convertible into 35,000 shares of common stock. Accordingly, as of the date of this Form 10-K, all shares of such preferred stock have been fully converted. In connection with the private placements occurring on January 27, 2020, we created two new series of Preferred Stock: Series D Preferred Stock and Series E Preferred Stock. As of the date of this Form 10-K, 132 shares of Series D Preferred Stock and 333.33 shares of Series E Preferred Stock are issued and outstanding.

Under the Certificate of Designations for the Series D Preferred Stock, the Series D Preferred Stock has an initial stated value of $1,000 per share (the “Stated Value”). Dividends accrue at a dividend rate of 9% per annum (subject to increase upon the occurrence (and during the continuance) of certain triggering events described therein) will accrue and, on a monthly basis, shall be payable in kind by the increase of the Stated Value of the Series D Preferred Shares by said amount. The holders of the Series D Preferred Shares have the right at any time to convert all or a portion of the Series D Preferred Shares (including, without limitation, accrued and unpaid dividends and make-whole dividends through the third anniversary of the closing date) into shares of the Company’s Common Stock at the conversion price then in effect, which is $2.50 (subject to adjustment for stock splits, dividends, recapitalizations and similar events and full ratchet price protection). In addition, a holder may at any time, alternatively, convert all, or any part, of its Series D Preferred Shares at an alternative conversion price, which equals the lower of the applicable conversion price then in effect, and the greater of (x) $1.80 and (y) 85% of the average volume weighted average price (“VWAP”) of the Common Stock for a five (5) trading day period prior to such conversion. Upon the occurrence of certain triggering events, described in the Certificate of Designations, including, but not limited to payment defaults, breaches of transaction documents, failure to maintain listing on the Nasdaq Capital Market, and other defaults set forth therein, the Series D Preferred Shares would become subject to redemption, at the option of a holder, at a 125% premium to the underlying value of the Series D Preferred Shares being redeemed.

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Under the Certificate of Designations for the Series E Preferred Stock, the Series E Preferred Shares have an initial stated value of $1,500 per share (the “Stated Value”). Dividends at the initial rate of 9% per annum will accrue and, on a monthly basis, shall be payable in kind by the increase of the Stated Value of the Series E Preferred Stock by said amount. The holders of the Series E Preferred Shares have the right at any time to convert all or a portion of the Preferred Shares (including, without limitation, accrued and unpaid dividends and make-whole dividends through the third anniversary of the closing date) into shares of the Company’s Common Stock at an initial conversion rate determined by dividing the Conversion Amount by the Conversion Price ($0.13 above the consolidated closing bid price for the trading day prior to the execution of the Securities Purchase Agreement, dated January 27, 2020, between and the purchasers referenced therein). The Conversion Amount is the sum of the Stated Value of the Series E Preferred Shares then being converted plus any other unpaid amounts payable with respect to the Series E Preferred Shares being converted plus the “Make Whole Amount” (the amount of any dividends that, but for the conversion, would have accrued at the dividend rate for the period through the third anniversary of the initial issuance date). The Conversion Rate is also subject to adjustment for stock splits, dividends recapitalizations and similar events.

Transfer Agent

The transfer agent and registrar of our common stock is Issuer Direct Corporation. The address of our transfer agent and registrar is 1981 Murray Holladay Road, Suite 100 Salt Lake City, Utah 84117, and its telephone number is (801) 272-9294.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

Our articles of incorporation and bylaws contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

●	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the ability of our board of directors to authorize the issuance of additional shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could adversely affect the rights of our common stockholders or be used to deter a possible acquisition of our company;

●	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

●	the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our articles of incorporation and bylaws regarding the election and removal of directors;

●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

●	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

●	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions could inhibit or prevent possible transactions that some stockholders may consider attractive.

NASDAQ Capital Market

Our Common Stock and Public Warrants are currently traded on the NASDAQ Capital Market under the symbols “SGLB” and “SGLBW” respectively.

Nevada Anti-Takeover Law and Charter and Bylaws Provisions

NRS sections 78.378 to 78.3793 provide state regulation over the acquisition of controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. This statute currently does not apply to our company because in order to be applicable, we would need to have a specified number of Nevada residents as shareholders, and we would have to do business in Nevada directly or through an affiliate.

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